UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 12, 2014 (September 8, 2014)

TYCO INTERNATIONAL PLC

(Exact Name of Registrant as Specified in its Charter)

Ireland	98-0390500
(Jurisdiction of incorporation)	(IRS Employer Identification No.)

333-196049

(Commission File Number)

Unit 1202 Building 1000 City Gate

Mahon, Cork, Ireland

(Address of Principal Executive Offices, including Zip Code)

353-21-423-5000

(Registrant’s Telephone Number, including Area Code)

Melbourn Road

Bishopstown, County Cork, Ireland

(Former Address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.03 Material Modification to Rights of Security Holders.

On September 8, 2014, Tyco International plc, a public limited company incorporated under the laws of Ireland (“Tyco Ireland”), amended its Memorandum and Articles of Association in connection with the previously announced Merger Agreement, dated as of May 30, 2014, between Tyco International Ltd., a corporation organized under the laws of Switzerland (“Tyco Switzerland”) and Tyco Ireland (the “Merger Agreement”), pursuant to which Tyco Switzerland will change its jurisdiction of incorporation from Switzerland to Ireland by merging (the “Merger”) with and into its subsidiary, Tyco Ireland.

The Tyco Ireland Memorandum and Articles of Association were amended to conform substantially to the descriptions of such documents set forth in Tyco Ireland’s prospectus supplement, dated July 29, 2014 (File No. 333-196049). A copy of the Tyco Ireland Memorandum and Articles of Association is attached hereto as Exhibit 3.1.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information included in Item 3.03 is incorporated by reference herein.

Item 8.01 Other Events.

On September 8, 2014, the Tyco Ireland shareholders adopted written resolutions approving the Merger.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

3.1	Memorandum and Articles of Association of Tyco International plc dated September 8, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL PLC (Registrant)

By:	/s/ Judith A. Reinsdorf
Judith A. Reinsdorf Executive Vice President
and General Counsel

Date: September 12, 2014

EXHIBIT INDEX

Exhibit No.	Description

3.1	Memorandum and Articles of Association of Tyco International plc dated September 8, 2014.